UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*
Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

291525103
(CUSIP Number)

Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100

with a copy to:

James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 291525103	Page 2 of 11

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,983 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,983 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,261,983 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 16.0% 2
14	TYPE OF REPORTING PERSON: IN

1
Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of September 24, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of September 24, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

2
The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock outstanding as of July 6, 2010 as disclosed on the Issuer’s Report for the quarterly period ended May 31, 2010 on Form 10-Q filed with the SEC on July 15, 2010, (ii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010) and (iii) 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 65.1% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No. 291525103	Page 3 of 11

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,983 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,983 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,261,983 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 16.0% 2
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 291525103	Page 4 of 11

1	NAME OF REPORTING PERSON: JS Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,261,983 1
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,261,983 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,261,983 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 16.0% 2
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 291525103	Page 5 of 11

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by the Reporting Persons on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the Reporting Persons on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the Reporting Persons on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the Reporting Persons on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the Reporting Persons on August 4, as amended and supplemented by Amendment No. 11 filed by the Reporting Persons on August 9, as amended and supplemented by Amendment No. 12 filed by the Reporting Persons on August 16, 2010, as amended and supplemented by Amendment No. 13 filed by the Reporting Persons on August 23, 2010, as amended and supplemented by Amendment No. 14 filed by the Reporting Persons on August 30, 2010, as amended and supplemented by Amendment No. 15 filed by the Reporting Persons on September 3, 2010 and as amended and supplemented by Amendment No. 16 filed by the Reporting Persons on September 9, 2010 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 17. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and supplemented to add the following after the penultimate paragraph thereof:

“On September 27, 2010, Alden Media Holdings, LLC delivered a notice to JS Acquisition, LLC pursuant to Section 8.1(c) of the Securities Purchase Agreement electing to terminate the Securities Purchase Agreement because the conditions to the Offer were not satisfied or waived as of the close of business on September 24, 2010. As a result, on the same day, the Rollover Agreement was automatically terminated pursuant to Section 5.3 thereof.

Pursuant to Section 10.01(b)(i) of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the effective time of the Merger by JS Acquisition, LLC if the date on which the shares of Class A Common Stock are first accepted for payment shall

CUSIP No. 291525103	Page 6 of 11

not have occurred on or before September 24, 2010.  In light of the termination of the Offer, on September 29, 2010, JS Acquisition, LLC delivered a notice to the Issuer pursuant to Section 10.01(b)(i) of the Merger Agreement electing to terminate the Merger Agreement, and the Issuer filed a Current Report on 8-K on the same day announcing the termination of the Merger Agreement.”

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

“(a)-(b) As of September 24, 2010, the Reporting Persons may be deemed to beneficially own 160,508 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis.  The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:

(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of September 24, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually; and

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of September 24, 2010.

The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:

(a)           RONALD E. ELBERGER

(b)           The business address of Mr. Elberger is 111 Monument Circle, Suite 2700, Indianapolis, IN 46204.

CUSIP No. 291525103	Page 7 of 11

(c)           The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.

(d)           During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, Mr. Elberger has not been a party to a civil  proceeding of a judicial or  administrative  body of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject  to, federal or state  securities  laws or finding any violation with respect to such laws.

(f)           Mr. Elberger is a citizen of the United States of America.

(a)           BRUCE JACOBSON

(b)           The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

(c)           The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

(d)           During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Jacobson is a citizen of the United States of America.

(a)           GARY KASEFF

(b)           The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.

(c)           The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.

(d)           During the past five years, Mr. Kaseff has not been convicted in a criminal   proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, Mr. Kaseff has not been a party to a civil  proceeding of a judicial or administrative body of  competent jurisdiction  and as a  result  of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 291525103	Page 8 of 11

(f)           Mr. Kaseff is a citizen of the United States of America.

The shares that the Reporting Persons may be deemed to beneficially own represent approximately 16.0% of the outstanding shares of Class A Common Stock and 65.1% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.  Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law.  The shares of Preferred Stock have no voting rights.

The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,913,373 shares of Class A Common Stock outstanding as of July 6, 2010 as disclosed on the Issuer’s Report for the quarterly period ended May 31, 2010 on Form 10-Q filed with the SEC on July 15, 2010; (ii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010); and (iii) the 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010.

The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of July 6, 2010 as disclosed on the Issuer’s Report for the quarterly period ended May 31, 2010 on Form 10-Q filed with the SEC on July 15, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 24, 2010, if any.

CUSIP No. 291525103	Page 9 of 11

Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.

(c)           Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

(d)           Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)           Not applicable.”

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:

“The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement, the Merger Agreement, the Schedule TO, Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO, Amendment No. 3 to the Schedule TO, Amendment No. 4 to the Schedule TO, Amendment No. 5 to the Schedule TO, Amendment No. 6 to the Schedule TO, Amendment No. 7 to the Schedule TO, Amendment No. 8 to the Schedule TO, Amendment No. 9 to the Schedule TO, Amendment No. 10 to the Schedule TO, the Lock-Up Agreement and the Notice of Termination of Agreement and Plan of Merger, dated September [ ], 2010 from JS Acquisition, LLC to Emmis Communications Corporation, which are incorporated herein by reference, and the Notice of Termination of Securities Purchase Agreement, dated September 27, 2010 from Alden Media Holdings, LLC c/o Alden Global Capital to JS Acquisition, LLC, which is filed herewith as Exhibit No. 17.”

CUSIP No. 291525103	Page 10 of 11

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

Exhibit No.	Description	Filed With

17	Notice of Termination of Securities Purchase Agreement, dated September 27, 2010 from Alden Media Holdings, LLC c/o Alden Global Capital to JS Acquisition, LLC.	Filed with Amendment No. 17
18
Notice of Termination of Agreement and Plan of Merger, dated September 29, 2010 from JS Acquisition, LLC to Emmis Communications Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on 8-K, filed by Emmis Communications Corporation with the SEC on September 29, 2010).
Filed with Amendment No. 17

CUSIP No. 291525103	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2010

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

JS ACQUISITION, INC.

By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: President

JS ACQUISITION, LLC

By:	/s/ Jeffrey H. Smulyan
Name: Jeffrey H. Smulyan
Title: Manager